Exhibit 99.1

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Statements of Financial Position	2 - 3

Interim Consolidated Statements of Comprehensive Loss	4

Interim Consolidated Statements of Changes in Equity	5 – 7

Interim Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Consolidated Financial Statements	10 - 17

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,		December 31,
	2019	2018	2018
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37,078	$19,004	$40,272
Available-for-sale financial assets	4,618	9,632	20,417
Prepaid expenses and other current assets	886	1,525	1,502

Total current assets	42,582	30,161	62,191

NON-CURRENT ASSETS:
Property and equipment, net	3,437	1,546	2,311
Right-of-use assets	6,157	-	-
Other assets	1,355	1,141	662

Total non-current assets	10,949	2,687	2,973

Total assets	$53,531	$32,848	$65,164

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands (except share and per share data)

	June 30,		December 31,
	2019	2018	2018
	Unaudited		Audited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,121	$1,158	$1,985
Employees and payroll accruals	2,753	-	2,888
Current maturities of lease liabilities	1,945	-	-
Accrued expenses and other payables	2,699	4,057	1,832

Total current liabilities	9,518	5,215	6,705

NON-CURRENT LIABILITIES:
Liabilities presented at fair value	7,654	13,700	24,049
Employee benefit liabilities, net	274	217	183
Lease liability	4,627	-	-
Liability to Israel Innovation Authority (IIA)	10,906	9,753	9,540

Total non-current liabilities	23,461	23,670	33,772

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000, 23,277,000 and 100,000,000 shares at June 30, 2019 and 2018 and December 31, 2018, respectively; Issued and outstanding: 25,606,423, 689,898 and 24,930,736 shares at June 30, 2019 and 2018 and December 31, 2018, respectively	69	2	67
Preferred shares of NIS 0.01 par value - Authorized: 0, 16,723,000 and 0 shares at June 30, 2019 and 2018 and December 31, 2018, respectively; Issued and outstanding: 0, 14,154,743 and 0 shares at June 30, 2019 and 2018 and December 31, 2018, respectively	-	38	-
Share premium	199,402	140,934	193,953
Capital reserve due to actuarial gains	(160)	(79)	(77)
Available-for-sale reserve	(1)	(169)	(43)
Accumulated deficit	(178,758)	(136,763)	(169,213)

Total shareholders' equity	20,552	3,963	24,687

Total liabilities and shareholders' equity	$53,531	$32,848	$65,164

The accompanying notes are an integral part of the interim consolidated financial statements.

August 5, 2019	/s/ Julian Adams	/s/ Shai Lankry
Date of approval of the	Julian Adams	Shai Lankry
financial statements	Director and CEO	Chief Financial Officer

GAMIDA CELL LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited

Operating expenses:
Research and development, net	$14,319	$12,037	$7,036	$6,977	$22,045
General and administrative	7,574	4,570	3,761	2,917	11,599

Operating loss	21,893	16,607	10,797	9,894	33,644

Finance expenses	1,604	4,204	1,336	3,230	20,259
Finance expenses (income)	(14,052)	(330)	(18,169)	(34)	(1,042)

Loss (income) before taxes on income	9,445	20,481	(6,036)	13,090	52,861
Taxes on income	100	-	74	-	70

Net loss (income)	9,545	20,481	(5,962)	13,090	52,931

Other comprehensive loss (income):

Items that will be reclassified subsequently to profit or loss:
Actuarial net loss of defined benefit plans	83	-	-	-	(2)
Changes in the fair value of available for sale financial assets	(42)	135	(9)	86	9

Total comprehensive loss (income)	$9,586	$20,616	$(5,971)	$13,176	$52,938

Net loss (income) per share:

Basic net loss (income) per share	$0.38	$29.69	$(0.23)	$18.97	$10.53

Diluted net loss (income) per share	$0.87	$29.69	$0.44	$18.97	$10.53

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available-for- sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of January 1, 2019 (audited)	24,930,736	$67	-	$-	$193,953	$(43)	$(77)	$(169,213)	$24,687

Net loss	-	-	-	-	-	-	-	(9,545)	(9,545)
Other comprehensive loss	-	-	-	-	-	42	(83)	-	(41)

Total comprehensive loss	-	-	-	-	-	42	(83)	(9,545)	(9,586)
Exercise of options	466,375	1	-	-	116	-	-	-	117
Exercise of warrants	209,312	1	-	-	2,923	-	-	-	2,924
Share-based compensation	-	-	-	-	2,410	-	-	-	2,410

Balance as of June 30, 2019 (unaudited)	25,606,423	$69	-	$-	$199,402	$(1)	$(160)	$(178,758)	$20,552

	Ordinary shares		Preferred shares		Share	Available-for- sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of January 1, 2018 (audited)	689,898	$2	14,154,743	$38	$139,311	$(34)	$(79)	$(116,282)	$22,956

Net loss	-	-	-	-	-	-	-	(20,481)	(20,481)
Other comprehensive loss	-	-	-	-	-	(135)	-	-	(135)

Total comprehensive loss	-	-	-	-	-	(135)	-	(20,481)	(20,616)
Share-based compensation	-	-	-	-	1,623	-	-	-	1,623

Balance as of June 30, 2018 (unaudited)	689,898	$2	14,154,743	$38	$140,934	$(169)	$(79)	$(136,763)	$3,963

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available-for- sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of April 1, 2019 (unaudited)	25,140,048	$68	-	$-	$197,967	$(10)	$(160)	$(184,720)	$13,145

Net income	-	-	-	-	-	-	-	5,962	5,962
Other comprehensive income	-	-	-	-	-	9	-	-	9

Total comprehensive income	-	-	-	-	-	9	-	5,962	5,971
Exercise of options	466,375	1	-	-	116	-	-	-	117
Share-based compensation	-	-	-	-	1,319	-	-	-	1,319

Balance as of June 30, 2019 (unaudited)	25,606,423	$69	-	$-	$199,402	$(1)	$(160)	$(178,758)	$20,552

	Ordinary shares		Preferred shares		Share	Available-for- sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of April 1, 2018 (unaudited)	689,898	$2	14,154,743	$38	$140,155	$(83)	$(79)	$(123,673)	$16,360

Net loss	-	-	-	-	-	-	-	(13,090)	(13,090)
Other comprehensive loss	-	-	-	-	-	(86)	-	-	(86)

Total comprehensive loss	-	-	-	-	-	(86)	-	(13,090)	(13,176)
Share-based compensation	-	-	-	-	779	-	-	-	779

Balance as of June 30, 2018 (unaudited)	689,898	$2	14,154,743	$38	$140,934	$(169)	$(79)	$(136,763)	$3,963

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available-for- sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of January 1, 2018 (audited)	689,898	$2	14,154,743	$38	$139,311	$(34)	$(79)	$(116,282)	$22,956

Net loss	-	-	-	-	-	-	-	(52,931)	(52,931)
Other comprehensive loss	-	-	-	-	-	(9)	2	-	(7)

Total comprehensive loss	-	-	-	-	-	(9)	2	(52,931)	(52,938)
Issuance of additional preferred shares following Anti-dilution Protection	-	-	3,134,546	8	(8)	-	-	-	-
Exercise of options	9,692	-	-	-	2	-	-	-	2
Conversion of preferred shares	17,289,289	46	(17,289,289)	(46)	-	-	-	-	-
Issuance of ordinary shares in initial public offering, net of issuance expenses in an amount of $5,947	6,648,368	18	-	-	47,223	-	-	-	47,241
Exercise of warrants	293,489	1	-	-	3,850	-	-	-	3,851
Share-based compensation	-	-	-	-	3,575	-	-	-	3,575

Balance as of December 31, 2018 (audited)	24,930,736	$67	-	$-	$193,953	$(43)	$(77)	$(169,213)	$24,687

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
Cash flows from operating activities:

Net (loss) income	$(9,545)	$(20,481)	$5,962	$(13,090)	$(52,931)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation of property, plant and equipment and right-of-use assets	1,245	97	703	48	269
Financial income, net	(569)	(375)	(378)	(362)	(858)
Cost of share-based compensation	2,410	1,623	1,319	779	3,575
Change in employee benefit liabilities, net	8	17	(3)	33	(15)
Amortization of premium on available-for-sale financial assets	101	(9)	51	(90)	272
Revaluation of financial derivatives	(13,471)	3,400	(17,378)	3,000	17,600
Revaluation of liability to IIA	1,199	2,600	631	2,188	2,037

	(9,077)	7,353	(15,055)	5,596	22,880
Changes in asset and liability items:

Decrease (Increase) in prepaid expenses and other current assets and other assets	117	(1,156)	(292)	(1,256)	942
Increase (decrease) in trade payables	244	(1,232)	1,088	306	(405)
Increase in accrued expenses and other payables and employee and payroll accrual	162	1,871	141	1,611	2,296

	523	(517)	937	661	2,833

Cash received during the period for:

Interest received	830	391	309	378	792
Interest paid	(51)	-	(23)	-	-

	779	391	286	378	792

Net cash used in operating activities	(17,320)	(13,254)	(7,870)	(6,455)	(26,426)

Cash flows from investing activities:

Purchase of property and equipment	(878)	(703)	(528)	(472)	(1,645)
Purchase of of available-for-sale financial assets	-	-	-	-	(10,905)
Proceed from sale of available-for-sale financial assets	-	4,984	-	-	4,949
Proceed from maturity of available-for-sale financial assets	15,740	-	1,847	-	-
Proceeds from bank deposits	-	5,000	-	-	5,000
Investment in restricted bank deposits	-	-	-	-	(150)

Net cash provided by (used in) investing activities	14,862	9,281	1,319	(472)	(2,751)

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
Cash flows from financing activities:

Receipt of grants from the IIA	167	1,653	167	-	612
Proceeds from issuance of shares, net	(346)	-	(108)	-	47,479
Payment of lease liabilities	(764)	-	(324)	-	-
Exercise of options	117	-	117	-	2

Net cash provided by (used in) financing activities	(826)	1,653	(148)	-	48,093

Exchange differences on balances of cash and cash equivalents	90	-	28	-	31

Increase (decrease) in cash and cash equivalents	(3,194)	(2,321)	(6,671)	(6,927)	18,947
Cash and cash equivalents at beginning of period	40,272	21,325	43,749	25,931	21,325

Cash and cash equivalents at end of period	$37,078	$19,004	$37,078	$19,004	$40,272

Supplemental disclosure of non-cash financing activities:

Significant non-cash transactions:

IIA liability for grants to be received	$-	$264	$-	$133	$-

Exercise of warrants liabilities to equity	$2,924	$-	$-	$-	$3,851

Increase in other assets on credit	$(592)	$(791)	$(592)	$(791)	$(238)
Purchase of property, plant and equipment on credit	$(400)	$-	$(400)	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Gamida Cell Ltd. (the "Company"), founded in 1998, is a clinical-stage biopharmaceutical company that develops novel curative treatments for orphan indications, including hematological malignancies and rare genetic diseases using stem cells and Natural Killer (NK) cells.

b.
The Company uses its proprietary platform NAM technology to expand in culture, highly functional cells derived from umbilical cord blood or peripheral blood, while enhancing the potential therapeutic efficacy of these cells.

The lead product candidate, Omidubicel (formally known as NiCord®), is currently developed in a pivotal registration phase III clinical study to treat patients with high-risk hematological malignancies (blood cancers) such as leukemia or lymphoma who are indicated to receive a donor derived (allogeneic) Bone Marrow Transplantation (BMT). BMT transplantation with a graft derived from bone marrow or peripheral blood cells of a matched donor is currently the standard of care treatment for many of these patients, but there is a significant unmet need for patients who cannot find a fully matched donor. Omidubicel is designed as a universal bone marrow donor graft which can be available to all patients in need.

Omidubicel was granted a Breakthrough Therapy designation from the FDA and an orphan drug designation in the US and in Europe.

In December 2017, the Company presented at the ASH annual meeting final results from the phase I/II trial evaluating Omidubicel. The study met its primary endpoint, demonstrating rapid neutrophil engraftment with manageable side effects.

In addition to hematologic malignancies, the Company pursuing the development of Omidubicel for the treatment of bone marrow failure disorders. Omidubicel is currently being evaluated in a Phase 1/2 clinical trial sponsored by the National Institutes of Health in patients with severe aplastic anemia, a rare, life-threatening hematological disorder.

Beyond Omidubicel, the Company develops another product candidate, GDA-201 (formally known as NAM-NK), for innate immunotherapy of expanded natural killer, or NK cells, to be used in combination with standard-of-care therapeutic antibodies. NK cells have potent anti-tumor properties and have the advantage over other oncology cell therapies of not requiring genetic matching, potentially enabling NK cells to serve as a universal donor-based therapy when combined with certain antibodies. A phase I/II investigator initiated study to treat patients with B cell lymphoma and multiple myeloma is enrolling patients.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.
The Company is devoting substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue in the foreseeable future. The Company's accumulated deficit as of June 30, 2019 is $178,758 and negative cash flows from operating activities during the six month period ended June 30, 2019 is $17,320. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The interim consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern. The Company requires additional financing in order to continue to fund its current operations and pay existing and future liabilities.

d.
On July 1, 2019, subsequent to the reporting date, the Company closed a follow-on offering ("offering") of its ordinary shares on the Nasdaq, which resulted in the sale of 7,000,000 ordinary shares at a public offering price of $5 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 1,050,000 additional shares at a public offering price of $5 per share,  and exercised in full their option to purchase an additional 1,050,000 ordinary shares at the public offering price of $5.00 per share. The exercise of the underwriters’ option closed on July 8, 2019. The Company received net proceeds from the offering of $37,135 (net of issuance costs and underwriting discounts of $3,115).

e.	Definitions:

In these financial statements:

The Company	-	Gamida Cell Ltd. and its subsidiary

Subsidiary		Gamida Cell Inc. incorporated in 2000 and intended to focus on sales and marketing upon product approval.

Related parties	-	As defined in IAS 24

Dollar	-	U.S. dollar

GAMIDA CELL LTD. AND ITS SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
The accompanying unaudited interim consolidated financial statements for the six and three months periods ended June 30, 2019 and 2018 have been prepared in accordance with IAS 34 "Interim Financial Reporting" for interim financial information.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2018 and their accompanying disclosures.

The interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2019.

b.
The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the company's annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

c.	IFRS 16 - Leases:

The Company applies, for the first time, IFRS 16 Leases . As required by IAS 34, the nature and effect of these changes are disclosed below.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The Company has a number of lease contracts, mainly leases of an office building and a production plant. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as an operating lease. The leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepaid expenses and other current assets and accrued expenses and other payables, respectively.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognised based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognised based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Based on the foregoing, as at January 1, 2019:

•	Right-of-use assets of $7,106 were recognized and presented separately in the statement of financial position.
•	Additional lease liabilities of $7,032 were recognized and presented separately in the statement of financial position.
•	Prepaid expenses and other current assets of $256 and accrued expenses and other payables of $182 related to previous operating leases were derecognized.

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Offices and labs	Vechicles	Production Plant	Total	Lease liabilities

As of January 1, 2019 (audited)	$2,104	$291	$4,711	$7,106	$7,032

Depreciation expenses	(588)	(67)	(438)	(1,093)	-
Interest expenses	-	-	-	-	211
Re-measurement	-	2	56	58	58
Additions	-	86	-	86	86
Payments	-	-	-	-	(815)

As of June 30, 2019 (unaudited)	1,516	312	4,329	6,157	6,572

GAMIDA CELL LTD. AND ITS SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The lease liabilities as of January 1, 2019 reconcilliation to the operating lease commitments as of December 31, 2018 are as follows:

Operating lease commitments as of December 31, 2018	$7,441
Weighted average incremental borrowing rate as of January 1, 2019 (%)	1.45-4.01
Discounted operating lease commitments of January 1, 2019	7,032

Lease liabilities as of January 1, 2019	$7,032

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

1.          Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of- use assets are subject to impairment.

2.          Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including insubstance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate.The variable lease payments that do not depend on an index or a rate are recognized as expense in the periodon which the event or condition that triggers the payment occurs.

GAMIDA CELL LTD. AND ITS SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3:-	SHARE-BASED PAYMENT

The total compensation cost related to all of the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited

Research and development	$593	$627	$364	$145	$705
General and administrative	1,817	996	955	634	2,870

	$2,410	$1,623	$1,319	$779	$3,575

The Company estimates the fair value of stock options granted using the Binominal option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividend.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan for the following periods:

Based on the above inputs, the fair value of the options was determined at $10.50 - $11.01 at the grant dates during 2019.

	June 30,		December 31,
	2019	2018	2018
	Unaudited		Audited

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	88%-95%	89%-94%	93%-95%
Risk-free interest rate (%)	2.52-2.7	2.28-3	2.88-2.63

GAMIDA CELL LTD. AND ITS SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3:-	SHARE-BASED PAYMENT (Cont.)

Movement during the periods:

	Six months ended June 30,				Year ended December 31,
	2019		2018		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of period	3,197,616	$3.07	2,467,023	$2.28	2,467,023	$2.28
Granted	544,800	10.93	401,921	4.9	751,977	5.60
Expired	-	-	-	-	(2,000)	6.00
Exercised	(466,375)	0.25	-	-	(9,692)	0.25
Forfeited	-	-	(9,692)	0.25	(9,692)	0.25

Share options outstanding at end of period	3,276,041	4.78	2,859,252	2.65	3,197,616	3.07

Share options exercisable at end of period	1,438,658	$2.16	1,664,152	$1.08	1,705,256	$1.21

As of June 30, 2019, there are $5,645 of total unrecognized cost related to non-vested share based compensation that are expected to be recognized over a period of up to 4 years.

NOTE 4:-	LIABILITIES PRESENTED AT FAIR VALUE

a.	Warrants to purchase Company's shares:

The Company measured the fair value of the warrants by using Option Pricing Method utilized in a Black- Scholes simulation model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected time until liquidation. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected time until liquidation is the period in which liquidation event will occurred subject to the Company's expectations. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

	June 30,		December 31,
	2019	2018	2018
	Unaudited		Audited

Risk-free interest rate	1.71%	2.5%	2.52%
Expected volatility	80%	90%	80%
Expected life (in years)	3	2	3.5
Expected dividend yield	0	0	0

GAMIDA CELL LTD. AND ITS SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 4:-	LIABILITIES PRESENTED AT FAIR VALUE (Cont.)

b.	Changes in the fair value of warrants classified as Level 3 in the fair value hierarchy:

Fair value of financial derivatives

Balance at January 1, 2019 (audited)	$24,049

Exercise of warrants	(2,924)

Revaluation of financial derivatives	(13,471)

Balance at June 30, 2019 (unaudited)	$7,654

NOTE 5:-	LOSS (INCOME) PER SHARE

a.	Details of the number of shares and loss (income) used in the computation of loss (income) per share:

	Six months ended June 30, 2019		Three months ended June 30, 2019
	Weighted Number of Shares	Loss (Income) Attributed to equity holders of the Company	Weighted Number of Shares	Loss (Income) Attributed to equity holders of the Company

For the computation of basic loss (income)	25,268,501	$9,545	25,495,236	$(5,962)
Effect of potential dilutive ordinary shares (Warrants)	1,078,165	13,471	476,457	17,378

For the computation of diluted loss (income)	26,346,666	$23,016	25,971,693	$11,416

b.
The total weighted number of shares that used for the basic and diluted loss per share calculations, for the six and three month period ended June 30, 2018 was 689,898 and for the year ended December 31, 2018 was 5,025,213.